Exhibit 6

Annex A of the Schedule 13D is hereby amended and restated in its entirety as follows:

Annex A

The name and principal occupation of each director and executive officer of the Reporting Persons are set forth below. The address for each person listed below is c/o Haveli Investments, L.P., 405 Colorado Street, Suite 1600, Austin, TX 78701. All executive officers and directors listed are United States citizens.

Haveli Brooks Aggregator, L.P.

Name	Director/Executive Officer	Present Principal Occupation and Employment
Brian N. Sheth	Executive Officer	Chief Investment Officer and Senior Managing Director of Haveli Investments, L.P.
Sumit Pande	Executive Officer	Senior Managing Director of Haveli Investments, L.P.
Nora Turek Cappellini	Executive Officer	Chief Financial Officer of Haveli Investments, L.P.
Della P. Richardson	Executive Officer	Chief Compliance Officer and Deputy General Counsel of Haveli Investments, L.P.

Haveli Investments Software Fund I GP, LLC does not have any directors or officers and is managed by its member, Whanau Interests LLC.

Haveli Software Management LLC

Name	Manager/Executive Officer	Present Principal Occupation and Employment
Brian N. Sheth	Manager	Chief Investment Officer and Senior Managing Director of Haveli Investments, L.P.
Ian Loring	Executive Officer	Senior Managing Director of Haveli Investments, L.P.
Sumit Pande	Executive Officer	Senior Managing Director of Haveli Investments, L.P.
Ira Cohen	Executive Officer	Senior Managing Director of Haveli Investments, L.P.
Jason Mathews	Executive Officer	Chief Operating Officer of Haveli Investments, L.P.
Nora Turek Cappellini	Executive Officer	Chief Financial Officer of Haveli Investments, L.P.
Della P. Richardson	Executive Officer	Chief Compliance Officer and Deputy General Counsel of Haveli Investments, L.P.

Haveli Investment Management LLC

Name	Manager/Executive Officer	Present Principal Occupation and Employment
Brian N. Sheth	Manager and Executive Officer	Chief Investment Officer and Senior Managing Director of Haveli Investments, L.P.
Ira Cohen	Executive Officer	Senior Managing Director of Haveli Investments, L.P.
Jason Mathews	Executive Officer	Chief Operating Officer of Haveli Investments, L.P.
Nora Turek Cappellini	Executive Officer	Chief Financial Officer of Haveli Investments, L.P.
Della P. Richardson	Executive Officer	Chief Compliance Officer and Deputy General Counsel of Haveli Investments, L.P.

Haveli Investments, L.P.

Name	Manager/Executive Officer	Present Principal Occupation and Employment
Brian N. Sheth	Executive Officer	Chief Investment Officer and Senior Managing Director of Haveli Investments, L.P.
Ian Loring	Executive Officer	Senior Managing Director of Haveli Investments, L.P.
Sumit Pande	Executive Officer	Senior Managing Director of Haveli Investments, L.P.
Ira Cohen	Executive Officer	Senior Managing Director of Haveli Investments, L.P.
Ophir Lupu	Executive Officer	Senior Managing Director of Haveli Investments, L.P.
Jason Mathews	Executive Officer	Chief Operating Officer of Haveli Investments, L.P.
Nora Turek Cappellini	Executive Officer	Chief Financial Officer of Haveli Investments, L.P.
Della P. Richardson	Executive Officer	Chief Compliance Officer and Deputy General Counsel of Haveli Investments, L.P.
Lucas Joppa	Executive Officer	Chief Sustainability Officer of Haveli Investments, L.P.

Whanau Interests LLC

Name	Manager/Executive Officer	Present Principal Occupation and Employment
Brian N. Sheth	Managing Member	Chief Investment Officer and Senior Managing Director of Haveli Investments, L.P.